Exhibit 12.4

Rogers Wireless Inc.
Financial Statement Schedules
Schedule of Valuation Account — Allowance For Doubtful Accounts Receivable
(in millions of Canadian dollars)
Year ended December 31,

Year	Balance, Beginning of Year	Additions (1)	Deductions (2)	Balance, End of Year
2004	57	29	(4)	82
2005	82	6	(9)	79
2006	79	37	(20)	96
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(1)    Represents the increase in allowance for doubtful accounts receivable charged to expense.

(2)    Represents the accounts receivable written-off against the allowance for doubtful accounts receivable.